                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            ------------------------
                                  SCHEDULE TO/A
                                 (RULE 14D-100)

                          Tender Offer Statement Under
                   Section 14(d)(1) or Section 13(e)(1) of the
                         Securities Exchange Act of 1934
                                (Amendment No. 1)

                            ------------------------

                             U.S. Laboratories Inc.
                       (Name Of Subject Company (Issuer))

                             Voice Acquisition Corp.
                     An Indirect Wholly Owned Subsidiary of

                              Bureau Veritas, S.A.
                      (Names Of Filing Persons (Offerors))

                            ------------------------

                     Common Stock, Par Value $0.01 Per Share
                         (Title Of Class Of Securities)

                                    90333T105
                      (CUSIP Number of Class of Securities)

                            ------------------------

                                                           with a copy to:
             Frank Piedelievre                          Richard S. Green, Esq.
   President And Chief Executive Officer              Thelen Reid & Priest LLP
           Bureau Veritas, S.A.                          40 West 57th Street
         17 Bis, Place Des Reflets                    New York, New York 10019
               La Defense 2                            Telephone: (212) 603-2000
         92400 Courbevoie, France
       Telephone: 011-331-4291-5291

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                   Communications on Behalf of Filing Persons)

                            ------------------------

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                            CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
           TRANSACTION VALUE*                         AMOUNT OF FILING FEE**
--------------------------------------------------------------------------------
             $78,533,969.00                                $7,225.13
--------------------------------------------------------------------------------

* Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rules 0-11(d) under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"). The calculation of the transaction valuation assumes the purchase of 5,138,660 outstanding shares of common stock of U.S. Laboratories Inc. at a purchase price of $14.50 per share. The transaction valuation also includes the offer price of $14.50 less $7.082024, which is the average exercise price per share, multiplied by 542,385, the estimated number of shares purchasable under the options and warrants outstanding.

** The amount of the filing fee, calculated in accordance with Section 13(e) of the Exchange Act, equals $92 per million dollars of the transaction valuation.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

     Amount Previously Paid:         $7,225.13          Filing party:    Bureau Veritas, S.A. & Voice
                                                                         Acquisition Corp.
     Form or Registration No.:       Schedule TO-T      Date Filed:      August 22, 2002

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]  third-party tender offer subject to Rule 14d-1.
[_]  issuer tender offer subject to Rule 13e-4.
[_]  going-private transaction subject to Rule 13e-3.
[_]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

         This Amendment No.1 (the "Amendment") amends and supplements the Tender Offer Statement on Schedule TO (the "Statement"), originally filed with the Securities and Exchange Commission on August 22, 2002 by Bureau Veritas, S.A., a societe anonyme organized under the laws of the French Republic ("Bureau Veritas"), and Voice Acquisition Corp., a Delaware corporation ("Acquisition Sub"), relating to Acquisition Sub's offer to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share (the "Shares"), of U.S. Laboratories Inc., a Delaware corporation ("U.S. Laboratories"), at a purchase price of $14.50 per share, net to the seller in cash. The terms and conditions of the offer are described in the Offer to Purchase, dated August 22, 2002 (the "Offer to Purchase"), a copy of which is filed as Exhibit (a)(1)(A) to the Statement, and the related Letter of Transmittal and the instructions thereto, a copy of which is filed as Exhibit (a)(1)(B) to the Statement (which, as they may be amended or supplemented from time to time, together constitute the "Offer").

         Pursuant to General Instruction F to Schedule TO, the information contained in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to items 1 through 11 of this Statement and is supplemented by the information specifically provided for herein.

ITEM 11.  Additional Information.

         Item 11 of the Schedule TO is hereby amended and supplemented by the following:

         On August 23, 2002, the United States Department of Justice and the Federal Trade Commission granted early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), with respect to the Offer. On August 26, 2002, Bureau Veritas and U.S. Laboratories issued a joint press release regarding the early termination of the waiting period, the full text of which is filed as Exhibit (a)(5)(D) to this Schedule TO and incorporated by reference herein.

ITEM 12.  Exhibits.

(a)(5)(A)*   Offer to Purchase.

(a)(1)(B)*   Letter of Transmittal.

(a)(1)(C)*   Notice of Guaranteed Delivery.

(a)(1)(D)* Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)* Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

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(a)(1)(F)*   Guidelines for Certification of Taxpayer Identification Number
             (TIN) on Substitute W-9.

(a)(2)       Not applicable.

(a)(3)       Not applicable.

(a)(4)       Not applicable.

(a)(5)(A)* Joint Press Release issued by Bureau Veritas and U.S. Laboratories on August 9, 2002, incorporated herein by reference to the Schedule TO, filed by Bureau Veritas on August 9, 2002.

(a)(5)(B)* Summary Advertisement as published in the New York Times on August 22, 2002.

(a)(5)(C)*   Press Release issued by Bureau Veritas on August 22, 2002.

(a)(5)(D) Joint Press Release issued by Bureau Veritas and U.S. Laboratories on August 26, 2002.

(b)          Not applicable.

(d)(1)* Agreement and Plan of Merger, dated as of August 8, 2002, among Bureau Veritas, Acquisition Sub and U.S. Laboratories.

(d)(2)* Tender and Support Agreement, dated as of August 8, 2002, among Bureau Veritas, Acquisition Sub and Dickerson Wright.

(d)(3)* Confidentiality and Standstill Agreement, dated as of March 17, 2002, between Bureau Veritas and U.S. Laboratories.

(d)(4)* Confidentiality Agreement, dated July 10, 2002, between Bureau Veritas and U.S. Laboratories.

(d)(5)* Unfair Competition Agreement, dated as of August 8, 2002, among Bureau Veritas, U.S. Laboratories and Dickerson Wright.

(d)(6)* Employment Agreement, dated as of August 8, 2002, between Dickerson Wright and U.S. Laboratories.

(d)(7)* Contingent Payment Agreement, dated as of August 8, 2002, among Dickerson Wright, Bureau Veritas Holdings, Inc., a Delaware corporation and a wholly-owned subsidiary of Bureau Veritas ("BVHI"), and Acquisition Sub, together with the Form of Escrow Agreement to be entered into among Bureau Veritas, BVHI, Acquisition Sub, Dickerson Wright and Citibank, N.A. (the "Escrow Agent").

(g)          Not applicable.

(h)          Not applicable.

---------------

* Previously filed with the Statement on August 22, 2002.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      BUREAU VERITAS, S.A.

                                      By: /s/ FRANK PIEDELIEVRE
                                         -------------------------------------
                                      Name: Frank Piedelievre
                                      Title: President and Chief Executive
                                      Officer

                                      VOICE ACQUISITION CORP.

                                      By: /s/ FRANK PIEDELIEVRE
                                         -------------------------------------
                                      Name: Frank Piedelievre
                                      Title: Chairman of the Board and President

Dated: August 26, 2002

                                  EXHIBIT INDEX

Exhibit No.                                Description
-----------                                -----------

(a)(1)(A)*                                 Offer to Purchase.

(a)(1)(B)*                                 Letter of Transmittal.

(a)(1)(C)*                                 Notice of Guaranteed Delivery.

(a)(1)(D)* Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)* Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)* Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute W-9.

(a)(2)                                     Not applicable.

(a)(3)                                     Not applicable.

(a)(4)                                     Not applicable.

(a)(5)(A)* Joint Press Release issued by Bureau Veritas and U.S. Laboratories on August 9, 2002, incorporated herein by reference to the Schedule TO, filed by Bureau Veritas on August 9, 2002.

(a)(5)(B)* Summary Advertisement as published in the New York Times on August 22, 2002.

(a)(5)(C)*                                 Press Release issued by Bureau
                                           Veritas on August 22, 2002.

(a)(5)(D) Joint Press Release issued by Bureau Veritas and U.S. Laboratories on August 26, 2002.

(b)                                        Not applicable.

(d)(1)* Agreement and Plan of Merger, dated as of August 8, 2002, among Bureau Veritas, Acquisition Sub and U.S. Laboratories.

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Exhibit No.                                Description
-----------                                -----------

(d)(2)* Tender and Support Agreement, dated as of August 8, 2002, among Bureau Veritas, Acquisition Sub and
                                           Dickerson Wright.

(d)(3)* Confidentiality and Standstill Agreement, dated as of March 17, 2002, between Bureau Veritas and U.S. Laboratories.

(d)(4)* Confidentiality Agreement, dated July 10, 2002, between Bureau Veritas and U.S. Laboratories.

(d)(5)* Unfair Competition Agreement, dated as of August 8, 2002, among Bureau Veritas, U.S. Laboratories and Dickerson Wright.

(d)(6)* Employment Agreement, dated as of August 8, 2002, between Dickerson Wright and U.S. Laboratories.

(d)(7)* Contingent Payment Agreement, dated as of August 8, 2002, among Dickerson Wright, Bureau Veritas Holdings, Inc., a Delaware corporation and a wholly-owned subsidiary of Bureau Veritas ("BVHI"), and Acquisition Sub, together with the Form of Escrow Agreement to be entered into among Bureau Veritas, BVHI, Acquisition Sub, Dickerson Wright and Citibank, N.A. (the "Escrow Agent").

(g)                                        Not applicable.

(h)                                        Not applicable.

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* Previously filed with the Statement on August 22, 2002.